                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934


                         Manhattan Pharmaceuticals, Inc.
                   (f/k/a Atlantic Technology Ventures, Inc.)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  April 7, 2003

                           (CUSIP Number: 563 118 108)


                       Date of event which requires filing
                                February 21, 2003

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 563 118 108                                                                                                   13G
---------------------------------------------------------------------------------------------------------------------------------
      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
---------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                (a)

                                                                                                                (b)
---------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

---------------------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY        5     SOLE VOTING POWER
         EACH REPORTING PERSON WITH
                                                       11,468,199
                                              -----------------------------------------------------------------------------------
                                                 6     SHARED VOTING POWER

                                                       None
                                              -----------------------------------------------------------------------------------
                                                 7     SOLE DISPOSITIVE POWER

                                                       11,468,199
                                              -----------------------------------------------------------------------------------
                                                 8     SHARED DISPOSITIVE POWER

                                                       None
---------------------------------------------------------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,468,199
---------------------------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.8%

---------------------------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              IN
---------------------------------------------------------------------------------------------------------------------------------

     Manhattan Pharmaceuticals, Inc. (f/k/a Atlantic Technology Ventures, Inc.) (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            787 Seventh Avenue, 48th Floor
            New York, NY 10019

ITEM 2(a)   NAME OF PERSON FILING:
            Lindsay A. Rosenwald

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            787 Seventh Avenue, 48th Floor
            New York, NY 10019

ITEM 2(c).  CITIZENSHIP:
            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $0.001 par value.

ITEM 2(e).  CUSIP NUMBER:  563 118 108

ITEM  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer  registered  under  section  15 of the Act (15  U.S.C.
         78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).


(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

(h)  [X] Not Applicable

ITEM 4.   OWNERSHIP

          Pursuant to the merger (the "Merger") of Manhattan Pharmaceuticals, Inc. ("Manhattan") and Atlantic Technology Ventures, Inc. ("Atlantic"), Atlantic issued 12.709 of its shares of Common Stock to Manhattan stockholders. Dr. Rosenwald, who was also a substantial stockholder of Atlantic, was issued 7,975,322 shares of Common Stock. In addition, in connection with the Merger, holders of certain Common Stock Warrants of Atlantic exchanged such warrants for shares of Common Stock on the basis of one share of Common Stock for every three shares of Common Stock underlying the Warrants. As a result of such exchange, Dr. Rosenwald was issued 694,444 shares of Common Stock. In addition, Dr. Rosenwald holds 3,122,665 shares of Common Stock and warrants to purchase 370,212 shares of Common Stock of the Issuer. Accordingly, Dr. Rosenwald may be deemed to beneficially own 11,468,199 shares of Common Stock or 9.8% of the Issuer.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 7, 2003       By: /s/ Lindsay A. Rosenwald
New York, NY                  -------------------------------------------
                              Name: Lindsay A. Rosenwald, M.D.